EXHIBIT 16.1

January 26, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated January 26, 2004, of Western United Holding Company and are in agreement with the statements contained in the first five paragraphs and the first sentence of the sixth paragraph on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Ernst & Young LLP